# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BrainsWay Ltd., CIK 0001505065
CUSIP: 10501L106
Title of class of securities: Ordinary Shares, par value NIS 0.04 per share
Address of issuer's principal executive offices: 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim,, Jerusalem, Israel (L3), 9777516
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-22-001245
Filed by CIK 0001104186

## Reporting persons
- Masters Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Georgia (GA); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (3.8% of the class)
- Michael Masters: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (3.8% of the class)

## Item 1. Issuer
Name of issuer: BrainsWay Ltd.
Address of issuer's principal executive offices: 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, 9777516, Israel

## Item 2. Person Filing
Name of person filing:
This statement is filed by Masters Capital Management, LLC ("Masters" or the "Reporting Person"), a Georgia limited liability company and the investment adviser to certain funds and accounts (the "Masters Funds") and Michael Masters, with respect to the ordinary shares, par value NIS 0.04 per share ("Ordinary Shares") of BrainsWay Ltd., an Israeli company (the "Issuer"), directly held by Masters Funds;

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 3060 Peachtree Road, Suite 1425, Atlanta, Georgia 30305.
Citizenship: Masters is a Georgia limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 39,165,806 Ordinary Shares outstanding as of December 31, 2025, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2025.
Percent of class: 3.8%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

Exhibit B

## Signatures
- Masters Capital Management, LLC: /s/ Michael Masters, By: Michael Masters, Managing Member (05/13/2026)
- Michael Masters: /s/ Michael Masters, Michael Masters (05/13/2026)